SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pegasus Digital Mobility Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G69768102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G69768102	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Tenor Capital Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 422,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 422,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. G69768102	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Tenor Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 422,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 422,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G69768102	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Robin Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 422,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 422,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G69768102	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:
Pegasus Digital Mobility Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
71 Fort Street George Town, Grand Cayman, Cayman Islands KY1-1106

Item 2(a).	Name of Person Filing:
Tenor Capital Management Company, L.P. Tenor Opportunity Master Fund, Ltd. Robin Shah

Item 2(b).	Address of Principal Business Office:
Tenor Capital Management Company, L.P. Tenor Opportunity Master Fund, Ltd. Robin Shah

810 Seventh Avenue, Suite 1905, New York, NY 10019

Item 2(c).	Place of Organization:
Tenor Capital Management Company, L.P. – Delaware, USA Tenor Opportunity Master Fund, Ltd. – Cayman Islands Robin Shah – USA

Item 2(d).	Title of Class of Securities:
Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:
G69768102

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. G69768102	13G	Page 6 of 8 Pages

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
The percentages set forth in this Schedule 13G were calculated based upon an aggregate of 5,003,218 Class A Ordinary Shares outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 14, 2023.
The Class A Ordinary Shares reported herein are held by Tenor Opportunity Master Fund, Ltd. (the “Master Fund”). Tenor Capital Management Company, L.P. (“Tenor Capital”) serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital.
By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Class A Ordinary Shares owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Class A Ordinary Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of Class A Ordinary Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. G69768102	13G	Page 7 of 8 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No. G69768102	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024
Tenor Capital Management Company, L.P.

By: /s/ Robin Shah
Name: Robin Shah
Title: Managing Member of its general partner, Tenor Management GP, LLC

Tenor Opportunity Master Fund, Ltd.

By: /s/ Robin Shah
Name: Robin Shah
Title: Authorized Signatory

/s/ Robin Shah
Robin Shah